

March 7, 2014

Via E-mail
Gary Stern
Chief Executive Officer
ASTA Funding, Inc.
210 Sylvan Avenue
Englewood Cliffs, NJ 07632

>   **Re: ASTA Funding, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2013**
>   **Filed December 13, 2013**
>   **File No. 001-35637**

Dear Mr. Stern:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2013

Item 1. Business – Consumer Receivables Business – Receivables Purchase Program, page 6

1. On page 6 you disclose that after determining that an investment should yield an adequate return on your acquisition cost after servicing fees, including court costs, you use a variety of qualitative and quantitative factors to calculate the estimated cash flows. So that we may better understand your accounting, please tell us if you net fees paid for collection services with expected cash flows in determining cash flows expected at acquisition and if so explain how that policy is consistent with ASC 310-30.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 36

2. On page 36 you disclose your Settlement Agreement with BMO as an amendment to the Receivables Financing Agreement and that no gain or loss was recognized. Please tell us how you accounted for this transaction under ASC 405 and ASC 470. Please explain whether or not this agreement constitutes a debt extinguishment and if you determined it is a debt extinguishment, please explain how you concluded no gain or loss should be recognized. Please provide the specific accounting guidance you relied on for your conclusions.

Note A – The Company and its Significant Accounting Policies – [5] Income Recognition, Impairments and Accretable Yield Adjustments, page F-10

3. On page F-13, you disclose that in the event that actual cash flows are in excess of your expectations and the reason is due to timing, you defer the "excess" collection as deferred revenue.

   a. Please tell us and revise future filings to disclose where deferred revenue is presented in your balance sheet.

   b. Please tell us how deferred revenue is recognized and tell us how your policy is consistent with the guidance in ASC 310-30.

   c. Please provide us an illustrative example of a pool with "excess" collection that clearly shows how the "excess" collection impacts the accounting for the pool (i.e., carrying amount, cash flows expected to be collected, interest income, etc.).

4. On page F-13, you disclose that you routinely monitor initial cash flow expectations against the actual cash flows and, in the event the cash flows are below expectations and you believe there are no reasons relating to mere timing differences or explainable delays (such as can occur particularly when the court system is involved) for the reduced collections, an impairment is recorded on portfolios accounted for on the interest method. Please clarify for us whether there are any instances when based on current information and events, it is probable that you will be unable to collect all cash flows expected at acquisition but you do not consider the loan impaired. If so, please provide examples and tell us how this is consistent with the guidance in ASC 310-30-35-10a.

Note C – Consumer Receivables Acquired for Liquidation, page F-16

5. On page F-18, you disclose that $33.2 million of finance income recognized in fiscal year 2013 was from fully amortized pools. This represents 96% of total finance income recognized.

    a. Please explain to us and include illustrative examples as necessary, why so many of your interest method portfolios appear to be fully amortized.

    b. Please explain to us how you applied the guidance in ASC 310-30 which states that if actual cash flows are significantly greater than cash flows previously expected, the amount of accretable yield should be increased and recognized over the remaining life of the loan. We note your disclosure on page F-19 that there were no accretable yield adjustments in fiscal year 2013 and 2012.

    c. Please revise future filings to disclose fully amortized interest method portfolios separately from non-fully amortized interest method portfolios for each period presented. Please provide us a draft of your proposed disclosure.

    d. Please tell us how you considered whether you could reasonably estimate the amount and timing of expected cash flows of receivables acquired in 2013 and 2014, considering that it appears that you received significantly greater cash flows on interest method portfolios then initially expected.

Note E – Other Investments – Personal Injury Claims, page F-20

6. Please tell us and revise future filings to disclose your methodology for determining the reserve for bad debts related to your personal injury claims.

7. Please provide us and revise future filings to disclose a roll forward of the reserve for bad debts for each period presented.

8. Please tell us if personal injury claims are financing receivables based on the definition in ASC 310-10-20. If so, please disclose the information required in ASC 310-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3437 if you have questions regarding our comments.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant